Reagan Bosco International Company, Inc.

1800 2nd Street, Suite 603

Sarasota, FL 34236

October 5, 2023

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Kibum Park
Mr. Jeffrey Gabor

Re:	Reagan Bosco International Company, Inc.
Registration Statement on Form S-1
Filed September 27, 2023
File No. 333-274718

Ladies and Gentlemen:

We are hereby transmitting the response of Reagan Bosco International Company, Inc., a Nevada corporation (the “Company,” “we,” or “our”), to the comment letter we received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 4, 2023, regarding the Registration Statement on Form S-1, as submitted to the Commission on September 27, 2023 (the “Registration Statement”). An amendment to the Registration Statement is being submitted to the Commission concurrently with this letter.

For your convenience, we have repeated below the comments of the Staff in bold and have followed the Staff’s comments with the Company’s response.

Registration Statement on Form S-1 Filed September 27, 2023

Dilution, page 12

1.

We note your response to prior comment 1. Please include a table comparing the public contribution under the proposed public offering and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions since inception. Include columns for the number and percent of shares purchased; amount and percent of total consideration; and the average price per share for existing shareholders versus new investors. Refer to Item 506 of Regulation S-K.

Response: The Company has added the table at page 12 in the “Dilution” section in response to the Staff’s comment.

We thank the Staff in advance for its review of our Registration Statement. Should you have no further comments following your review, pursuant to Rule 461 of the Securities Act, as amended, we kindly request acceleration of effectiveness so that the Registration Statement may be declared effective at 4:30 pm on October 9, 2023, or as soon thereafter as reasonably practical.

The Company acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

United States.

Should you have any questions or concerns, please kindly contact our counsel Stephen Weiss, Esq. by telephone at (917) 797-0015 of Michelman & Robinson, LLP. If you are able to take the Registration Statement effective on Monday, October 9, 2023, we kindly request that you contact Mr. Weiss upon effectiveness.

Sincerely,

/s/ Timothy Spell
Timothy Spell
Chief Executive Officer
Reagan Bosco International Company, Inc.